CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – MARCH 10, 2026 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural") announced today that the Toronto Stock Exchange ("TSX") has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid ("NCIB") through the facilities of the TSX or other alternative Canadian trading systems. Purchases may also be made through the facilities of the New York Stock Exchange, subject to applicable securities laws.
The notice provides that Canadian Natural may, during the 12 month period commencing March 13, 2026 and ending March 12, 2027, purchase for cancellation up to 182,396,564 shares, being 10% of the public float as at February 27, 2026. Canadian Natural will not acquire through the facilities of the TSX more than 4,071,234 common shares during a trading day, being 25% of the average daily trading volume of its common shares on the TSX for the six calendar months prior to the date of approval of the NCIB, subject to certain prescribed exceptions. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.
Canadian Natural targets to manage the allocation of free cash flow on a forward looking annual basis, while managing working capital and cash management as required. In March 2026, the Board of Directors adjusted the allocation of free cash flow as follows: (i) 60% of free cash flow to shareholder returns in the form of share repurchases and 40% to the balance sheet until net debt reaches $16 billion; (ii) when net debt is between $13 billion and $16 billion, free cash flow allocation will be 75% to shareholder returns in the form of share repurchases and 25% to the balance sheet; and (iii) when net debt is at or below $13 billion, free cash flow allocation will be 100% to shareholder returns in the form of share repurchases. Free cash flow is a non-GAAP financial measure. Canadian Natural considers free cash flow a key measure in demonstrating Canadian Natural's ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay or maintain net debt levels, pursuant to the free cash flow allocation policy. Canadian Natural's free cash flow is used to determine the targeted amount of shareholder returns after dividends. Free cash flow is calculated as adjusted funds flow less dividends on common shares, net capital expenditures and abandonment expenditures.
In connection with the NCIB, Canadian Natural expects to enter into an automatic share purchase plan ("ASPP") in relation to purchases made by it under the NCIB. The ASPP has been pre-cleared by the TSX and is expected to be implemented on March 13, 2026. The ASPP is intended to facilitate repurchases of common shares at times under the NCIB when Canadian Natural would ordinarily not be permitted to make purchases due to regulatory restrictions or customary self-imposed blackout periods. Before the commencement of any particular trading black-out period, Canadian Natural may, but is not required to, instruct its designated broker to make purchases of common shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker at its sole discretion based on purchasing parameters set by Canadian Natural in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. The ASPP will terminate on March 5, 2027. The ASPP constitutes an "automatic securities purchase plan" under applicable Canadian securities law. Outside of pre-determined blackout periods, common shares may be purchased under the NCIB based on management's discretion, in compliance with TSX rules and applicable securities laws.
As of February 27, 2026, Canadian Natural purchased 27,810,000 of its common shares at a weighted average price of $43.99 under its previous NCIB, which commenced on March 13, 2025 and expires on March 12, 2026 and which authorized the purchase for cancellation of up to 178,738,237 common shares.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.